Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(dollars in millions)

	Three Months	Six Months
	Ended	Ended
	6/30/07	6/30/07
Income before income tax provision	$325.9	$630.5
Income recognized on less than fifty percent owned persons	(5.3)	(9.9)
Minority interest in the income of subsidiary with fixed charges	—	—

	$320.6	$620.6

Fixed Charges:
Interest expense	$8.5	$17.3
Portion of rents deemed to be interest	1.7	3.3
Capitalized interest	1.6	3.2
Amortization of debt expense	0.2	0.4

Fixed Charges excluding capitalized interest	$12.0	$24.2
Earnings adjustments:
Capitalized interest	$(1.6)	$(3.2)

Earnings, as adjusted	$331.0	$641.6

Ratio of earnings to fixed charges	27.6	26.5